TO,

BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Fax: 22722037 / 22723121
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Fax: 26598237 / 26598238
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Kind Attn: Listing Department
Scrip Code: INFY (NYSE)

January 11, 2019

Dear Sir/Madam,

Sub: Outcome of the Board Meeting

This has reference to our letters dated December 14, 2018 and January 8, 2019, regarding the captioned subject. The Board, at their meeting held on January 10-11, 2019 transacted the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (Ind AS) for the quarter and nine months ended December 31, 2018;

2. Took on record the audited standalone financial results of the Company as per Ind AS for the quarter and nine months ended December 31, 2018 and;

3. Took on record the audited consolidated condensed financial statements of the Company and its subsidiaries as per IFRS for the quarter and nine months ended December 31, 2018.

Buyback of equity shares

4. Approved, for the purposes of implementation of the Capital Allocation Policy, a proposal for the Company to buyback its own fully paid-up equity shares of face value of ₹ 5 each ("Equity Shares") from the equity shareholders of the Company (other than the Promoters, the Promoter Group and persons in control of the Company), being 14.54% of its paid-up share capital and free reserves as on December 31, 2018 (on a standalone basis), for an amount, payable in cash, aggregating up to ₹ 8,260 crore (Rupees Eight Thousand Two Hundred and Sixty only) ("Maximum Buyback Size"), which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

statements of the Company as at December 31, 2018 (on a standalone basis), for a price not exceeding ₹ 800/- (Rupees Eight Hundred only) per Equity Share ("Maximum Buyback Price"), through the open market route through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("Buyback Regulations") and the Companies Act, 2013 and the rules made thereunder ("Buyback").

ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian stock exchanges during the Buyback period.

The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty, *etc.*, and other incidental and related expenses.

At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 103,250,000 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 2.36% of the paid-up capital of the Company as of December 31, 2018 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size. The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, *i.e.* ₹ 4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 51,625,000 Equity Shares.

The Board has constituted a buyback committee ("**Buyback Committee**"), comprising the Chief Operating Officer, the Chief Financial Officer, the Deputy Chief Financial Officer, the General Counsel and the Company Secretary of the Company. The Buyback Committee has the power to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the Buyback.

The Buyback is subject to the approval of the members of the Company by way of a special resolution through postal ballot (the "**Postal Ballot**") and all other applicable statutory/ regulatory approvals. The public announcement setting out the process, timelines and other statutory details of the Buyback will be released in due course, in accordance with the Buyback Regulations.

The pre-Buyback shareholding pattern of the Company as on January 9, 2019 is attached hereto as **Annexure A.**

Special Dividend

5. Declared a special dividend of ₹ 4/- per equity share and fixed January 25, 2019 as record date for the special dividend and January 28, 2019 as payment date;

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Re-appointment of independent director

6. Based on the recommendation of the Nomination and Remuneration Committee, considered and approved the reappointment of Kiran Mazumdar–Shaw as the Lead Independent Director for the second term from April 1, 2019 to March 22, 2023, subject to shareholders' approval.

   Ms. Shaw has no relationship with any member of the Board of directors. Her brief profile is attached hereto as **Annexure B.**

Revised compensation

7. On recommendation of the Nomination and Remuneration Committee, the Board approved the following-

   i. Grant of annual Restricted Stock Units (RSUs) having a value of ₹ 3.25 crores to Salil Parekh, Chief Executive Officer and Managing Director, in accordance with the terms of his appointment as approved by the shareholders. The RSUs are issued under 2015 Stock Incentive Compensation Plan ('Plan'). The grant date for these RSUs is February 1, 2019. The RSUs would vest over a period of three years and the exercise price of RSUs will be equal to the par value of the shares. Value of each RSU will be the closing trading price of the share on National Stock Exchange as of the grant date.

   ii. Grant of 68,250 RSUs to U.B. Pravin Rao, Chief Operating Officer and Whole-time Director, based on his performance in fiscal 2018, in accordance with the terms of his employment as approved by the shareholders. The RSUs are issued under the Plan. The grant date for these RSUs is February 1, 2019. These RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

   iii. Revision of compensation of Key Management Personnel with effect from October 1, 2018: Mohit Joshi, Ravi Kumar S., Inderpreet Sawhney, Krishnamurthy Shankar, Jayesh Sanghrajka and A.G.S. Manikantha. The revised aggregate compensation of these KMP includes fixed compensation of ₹18.20 crore and target variable compensation of ₹13.60 crore. Additionally, based on fiscal 2018 performance, 372,100 RSUs were granted under the Plan. The grant date for these RSUs is February 1, 2019. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

   iv. Grant of 1,874,600 RSUs to 405 eligible employees under the Plan. The grant date for these RSUs is February 1, 2019. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares.

8. Approved to divest the entire minority investment made by the Company in Vertex Ventures US Fund I, L.P (www.vertexventures.com/?selectedLanguage=en) for a total consideration of approximately US$ 5 million, subject to fulfilment of necessary closing conditions. The Company had invested in Vertex Ventures US Fund I, L.P. during financial year 2015.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

9. Approved the postal ballot notice which entails the following resolutions to be passed by shareholders:

   - Buyback of Equity Shares of the Company
   - Reappointment of Kiran Mazumdar-Shaw, as an Independent Director

   Shareholders whose names appear on the register of members / list of beneficial owners as on January 22, 2019 will be considered for the purpose of voting through Postal Ballot and e-voting.

We are enclosing herewith the pre-Buyback shareholding pattern, brief profile of Kiran Mazumdar-Shaw, press release and financial results for your information and record. The same will be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

ENCL: as above.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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Annexure A

Pre-Buyback Shareholding Pattern of the Company as of January 9, 2019

Sl. No.	Shareholder Category	No. of Shareholders	Number of shares	% shareholding
1	**Promoter and Promoter Group**	**22**	**560,182,338**	**12.82**
2	**Indian Financial Institutions/ Banks/ Mutual Funds**			
	Indian Financial Institutions	6	3,188,505	0.07
	Banks	24	3,133,524	0.07
	Mutual Funds	38	556,480,424	12.74
	Sub Total	**68**	**562,802,453**	**12.88**
3	**FII/ FPI/ NRIs/ ADRs/ Foreign Nationals and OCB**			
	FII/FPI	1,180	1,503,560,804	34.42
	NRIs	20,149	25,728,253	0.59
	ADRs	1	745,971,102	17.08
	Foreign Nationals and Overseas Corporate Bodies	9	21,618	0.00
	Sub Total	**21,339**	**2,275,281,777**	**52.09**
4	**Indian Public, Corporates and others**	**919,661**	**970,381,330**	**22.21**
	Total	**941,090**	**4,368,647,898**	**100.00**

Annexure B

Brief Profile of Kiran Mazumdar-Shaw

Kiran Mazumdar-Shaw, (Kiran) is a Lead Independent Director of Infosys Limited and a Chairperson & Managing Director of Biocon Limited, a leading biopharmaceutical company based in Bangalore, India.

Kiran is a well-regarded global influencer and has been named among TIME magazine's 100 most influential people in the world. Her pioneering efforts in biotechnology have drawn global recognition for both the Indian industry and Biocon.

She has been conferred with the prestigious AWSM Award for Excellence in 2017, by the Feinstein Institute for Medical Research of Northwell Health and the U.S. based Chemical Heritage Foundation conferred her with the '2014 Othmer Gold Medal'. She has also been conferred with the Highest French Distinction – 'Knight of the Legion of Honour' in 2016, and 'The Global Economy Prize for Business' in 2014 by the Kiel Institute for the World Economy, Germany, for her outstanding contribution and dedication to the biosciences and research field globally. Kiran is the proud recipient of India's two highest civilian honours - Padma Shri (1989) and Padma Bhushan (2005).

She has featured in the Forbes' list of 'World's 100 Most Powerful Women'; Scientific American's 'The Worldview 100 List' of most influential visionaries; and Fortune's 'Top 25 Most Powerful Women in Asia-Pacific'. Recently she topped the 'Medicine Maker Power List 2018', in the Business Captains category, an index of the 100 most influential people across the globe in the field of medicine.

Kiran is a member of the Board of Trustees of the MIT, USA and also serves on the Board of Narayna Health and IIT Mumbai. She is passionately driven to make healthcare affordable & accessible and is committed to develop drugs that have the potential to benefit a billion patients. Kiran is the second Indian and the first woman signatory to the 'Giving Pledge' of the Gates Foundation.

Kiran holds a bachelor's degree in science (Zoology Hons.) from Bangalore University and has earned a master's degree in malting and brewing from Ballarat College, Melbourne University. She has been awarded with several honorary doctorates from reputed universities across the globe, for her pre-eminent contributions in the field of biotechnology.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com